

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.
1055 West Hastings Street
Suite 2200
Vancouver, British Columbia V6E 2E9

      Re: Lions Gate Entertainment Corp.
            Form 10-K for the year ended March 31, 2010
            Filed June 1, 2010
            File No. 1-14880

Dear Mr. Feltheimer:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

               Sincerely,

               Linda Cvrkel
               Branch Chief